NEW PROVIDENCE ACQUISITON CORP. III

401 S Country Road #2588

Palm Beach, Florida 33480

April 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Benjamin Holt and Mary Beth Breslin

Re:	New Providence Acquisition Corp. III
Registration Statement on Form S-1
Filed April 7, 2025, as amended File No. 333-286411

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, New Providence Acquisition Corp. III hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on April 23, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Alexander Coleman
Alexander Coleman
Co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP